EXHIBIT 4.23
Amendment No. 2 to Yingli Green Energy Holding Company Limited
2006 Stock Incentive Plan
     THIS AMENDMENT NO. 2 is made on August 18, 2009 by Yingli Green Energy Holding Company Limited (the “Company”).
     WHEREAS, the Company adopted the Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan in December 2006, which was amended by Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan in May 2007 (such plan, as amended, the “Plan”);
          WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company to amend the Plan as set forth below;
          WHEREAS, subject to approval of the shareholders of the Company, the Board may amend the Plan as set forth below pursuant to Section 13 of the Plan; and
          WHEREAS, the shareholders of the Company and the Board have approved this Amendment No. 2 on the date hereof;
          NOW, THEREFORE, the Plan shall be amended as set forth below:
Section 3 of the Plan shall be deleted in its entirety and replaced with the following:
     “3. Shares Subject to the Plan
     The total number of Shares which may be issued under the Plan is 12,745,438. Among the total number of Shares which may be issued under the Plan, up to 2,715,243 Shares may be issued for the purpose of granting awards of restricted Shares and up to 10,030,195 Shares may be issued for the purpose of granting Options. The Shares may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares which are subject to Awards which terminate or lapse without the payment of consideration may be granted again under the Plan.”